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Exhibit 99.3

Certification Pursuant to 18 U.S.C. 1350,

As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

MI Developments Inc.

In connection with the annual report of MI Developments Inc. (the "Company") on Form 40-F for the fiscal year ended December 31, 2011 (the "Report") to which this certification is an exhibit, I, Michael Forsayeth, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

  1.
  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2012

/s/ MICHAEL FORSAYETH Name: Michael Forsayeth Title: Chief Financial Officer

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  Exhibit 99.3
Certification Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
MI Developments Inc.